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EXHIBIT 99.6

                        ACE MARKETING & PROMOTIONS, INC.
                               457 ROCKAWAY AVENUE
                             VALLEY STREAM, NY 11581
                                 (516) 256-7766

ACE REPORTS 2007 RESULTS OF OPERATIONS-SALES INCREASED 25.6%

VALLEY STREAM, NY -- March 28, 2008


Ace Marketing & Promotions, Inc. (OTC BB: AMKT) announced today its results of operations for 2007.

                                                   Year Ended December 31
                                        ----------------------------------------
                                                 2007                    2006
                                                 ----                    ----

Revenue (A)                             $      5,660,102        $     4,506,807
Cost of Revenues                               3,844,047              3,183,825
Gross Profit (B)                               1,816,055              1,322,982
Operating Expenses (C)                         2,721,058              1,806,684
(Loss) from operations (D)                      (905,003)             (483,702)
Net (Loss) (D)                          $       (879,055)        $     (481,026)
Net (Loss) per common Share             $          (.11)        $         (.07)
Weighted average common Shares
Outstanding                                    8,021,521              7,142,594

 __________
(A) The increases in revenues in 2007 were primarily due to Ace utilizing additional sales representatives to obtain additional customers.

(B) Gross profits will vary period-to-period depending upon a number of factors including the mix of items sold, pricing of the items and the volume of product sold.

(C) Operating expenses in 2007 increased over 2006 by $914,374 or 50.6%, primarily due to increased salaries of officers, stock based compensation, commissions paid and the costs of switching from a branded merchandise company to an integrated business solution company.

(D) Our net loss for fiscal 2007 included (x) stock based compensation of $449,638 (versus $109,959 for the comparable period of the prior year) and (y) approximately $100,000 in costs of our switching from a branded merchandise company to an integrated business solution company.




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ABOUT ACE MARKETING

Ace Marketing & Promotions, Inc. is a premier Promotional Marketing solutions company. Its Corporate Overview is available at HTTP://WWW.ACEMARKETING.NET on the "About Us" tab. In addition Ace has also added several new revenue stream models. The long-term strategic plan is for Ace find new opportunities while leveraging its core competencies.


For additional information, a copy of Ace's Form 10-KSB can be obtained on the Internet by going to www.acemarketing.net, clicking on links and then clicking on SEC Filings.


Safe Harbor Statement Under the Private Securities Litigation Reform Act of
1995.


Certain statements in this press release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performances or achievements express or implied by such forward-looking statements. The forward-looking statements are subject to risks and uncertainties including, without limitation, changes in levels of competition, possible loss of customers, and the company's ability to attract and retain key personnel.